Exhibit 99.1

CI Financial Kickstarts 2021 with Acquisition of Chicago-based Segall Bryant & Hamill, a Leading High-Net-Worth RIA and Institutional Asset Manager with US$23 Billion in Assets

 Acquisition continues ambitious cross-border growth initiative and will boost CI’s total assets to C$261 billion

TORONTO & CHICAGO--(BUSINESS WIRE)--January 25, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, and Segall Bryant & Hamill, LLC (“SBH”) today announced an agreement under which CI will acquire SBH, a leading high-net-worth-focused registered investment advisor and multi-office institutional investment management firm headquartered in Chicago.

The addition of SBH, once completed, is expected to double CI’s total U.S.-based assets to US$46.1 billion1 and demonstrates the firm's commitment to continued cross-border growth and unwavering belief in the importance of financial advice, planning and investment management.

SBH is both a registered investment advisor (“RIA”) and an institutional asset manager. On a stand-alone basis, SBH’s US$6.0 billion2 wealth management platform is CI’s largest U.S. acquisition to date by asset size. CI is also excited to build on the strong momentum of SBH’s institutional platform, which offers a broad array of both traditional and alternative investment strategies.

“Acquiring Segall Bryant & Hamill is a major step forward as we continue our U.S. expansion,” said Kurt MacAlpine, CI Chief Executive Officer. “SBH has built an incredible business and formed a committed team that embodies the characteristics we look for in our acquisitions. SBH has also displayed a proven ability to adapt to changing market dynamics to deliver a consistently superior level of client service and investment performance through deep fundamental research. I am pleased to announce that the SBH team will remain intact and be a key driver of CI’s growth in the U.S.”

With US$23.1 billion2,3 in assets on its platform and 122 employees, SBH serves a broad array of wealth management, intermediary and institutional clients from offices in Chicago, Denver, Philadelphia, St. Louis and Naples, Florida. Since its founding in 1994, SBH has specialized in providing strong risk-adjusted returns across multiple asset classes to deliver clients customized portfolio solutions and an exceptional client experience.

“The interests of our clients have been at the center of every strategic decision we have made since the firm’s founding over 25 years ago,” said Philip Hildebrandt, Chief Executive Officer of SBH. “Our clients will benefit from the synergies that result when like-minded organizations leverage their talents and resources to enhance the client experience. CI is a strong strategic partner for SBH, providing the capital resources of a large, global investment firm while allowing us to retain our client-centric approach. We are excited to become part of the growing CI family of companies.”

With this acquisition, CI has established a significant presence in U.S. wealth management, both in asset size and geographic reach. It marks CI’s 14th U.S. acquisition (including acquisitions by CI-affiliated RIAs) since January 2020. Following the completion of the SBH transaction, CI’s total North American wealth management assets are expected to be approximately US$82 billion (C$104 billion) and total assets are expected to reach approximately US$205 billion (C$261 billion).1

Cambridge International Partners served as the exclusive financial advisor to SBH. This transaction is expected to close in the second quarter of 2021, subject to regulatory, stock exchange and other customary closing conditions. Financial terms of this transaction were not disclosed.

About Segall Bryant & Hamill

Segall Bryant & Hamill, LLC is an independent investment firm headquartered in Chicago, with offices in Denver, Philadelphia, St. Louis, and Naples, Florida. The firm was established in 1994 and had over US$23 billion3 in assets under management/assets under advisement as at December 31, 2020. SBH offers a range of investment strategies and customized solutions for institutional, advisor and wealth management clients, including domestic, international and global equity, fixed income and alternatives.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$231 billion (US$182 billion) in client assets as at December 31, 2020. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX.

1 Based on reported assets for SBH and CI as at December 31, 2020.

2 As at December 31, 2020.

3 Model UMA assets of approximately US$209 million are included in the AUA portion of the AUM/AUA total.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of SBH will be completed and its asset levels will remain stable, the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

 Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor-Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com